SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4) *

Nuvalent, Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

670703107

(CUSIP Number)

May 15, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

(Page 1 of 15 Pages)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	670703107	13G	Page 2 of 15

Explanatory Note: The purposes of this Amendment No. 4 are (i) to correct the beneficial ownership of Deerfield Management Company, L.P. and James E. Flynn as of December 31, 2023 reported in Amendment No. 3 to Schedule 13G, filed by the Reporting Persons on February 12, 2024, which as a result of a scriveners error did not reflect all of the shares of Class A common stock issuable upon exercise of options held by employees of Deerfield Management Company, L.P. (to the extent exercisable within 60 days from December 31, 2023) and (ii) to report the Reporting Persons’ beneficial ownership as of the date of filing of this report. Except as otherwise indicated in Item 4 of this Amendment No. 4, beneficial ownership reported in this Amendment No. 4 reflects 59,120,876 shares of Class A common stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024.

CUSIP No.	670703107	13G	Page 3 of 15

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Management Company, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,579,890 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 25,579,890 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,579,890 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.99%
12.	TYPE OF REPORTING PERSON* PN

__________________

(1) Comprised of (i) an aggregate of 19,991,024 shares of Class A common stock held by Deerfield Partners, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P., of which Deerfield Management Company, L.P. is the investment advisor,(ii) an aggregate of 5,435,254 shares of Class A common stock issuable upon conversion of an equal number of shares of Class B common stock held by Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P., of which Deerfield Management Company, L.P. is the investment advisor and (iii) an aggregate of 153,612 shares of Class A common stock issuable upon exercise of options held by Cam Wheeler and Joe Pearlberg, each of whom is an employee of Deerfield Management Company, L.P., for the benefit and at the direction of Deerfield Management Company, L.P., to the extent such options are currently exercisable or will become exercisable within sixty days. The terms of the Class B common stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A common stock issuable upon conversion of Class B common stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap. See Item 4 for beneficial ownership information as of December 31, 2023.

CUSIP No.	670703107	13G	Page 4 of 15

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Mgmt IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 12,388,139 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 12,388,139 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,388,139 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.36%
12.	TYPE OF REPORTING PERSON* PN

__________________

(2) Comprised of (i) 9,670,512 shares of Class A common stock and (ii) 2,717,627 shares of Class A common stock issuable upon conversion of an equal number of shares of Class B common stock that, in each case, are held by Deerfield Private Design Fund IV, L.P., of which Deerfield Mgmt IV, L.P. is the general partner. The terms of the Class B common stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A common stock issuable upon conversion of Class B common stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	670703107	13G	Page 5 of 15

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 12,388,139 (3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 12,388,139 (3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,388,139 (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.36%
12.	TYPE OF REPORTING PERSON* PN

__________________

(3) Comprised of (i) 9,670,512 shares of Class A common stock and (ii) 2,717,627 shares of Class A common stock issuable upon conversion of an equal number of shares of Class B common stock. The terms of the Class B common stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A common stock issuable upon conversion of Class B common stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	670703107	13G	Page 6 of 15

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Mgmt HIF, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 12,388,139 (4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 12,388,139 (4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,388,139 (4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.36%
12.	TYPE OF REPORTING PERSON* PN

__________________

(4) Comprised of (i) 9,670,512 shares of Class A common stock and (ii) shares of Class A common stock issuable upon conversion of an equal number of shares of 2,717,627 of Class B common stock that, in each case, are held by Deerfield Healthcare Innovations Fund, L.P., of which Deerfield Mgmt HIF, L.P. is the general partner. The terms of the Class B common stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A common stock issuable upon conversion of Class B common stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	670703107	13G	Page 7 of 15

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Healthcare Innovations Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 12,388,139 (5)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 12,388,139 (5)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,388,139 (5)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.36%
12.	TYPE OF REPORTING PERSON* PN

__________________

(5) Comprised of (i) 9,670,512 shares of Class A common stock and (ii) shares of Class A common stock issuable upon conversion of an equal number of shares of 2,717,627 of Class B common stock. The terms of the Class B common stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A common stock issuable upon conversion of Class B common stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	670703107	13G	Page 8 of 15

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Mgmt, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 650,000 (6)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 650,000 (6)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000 (6)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.10%
12.	TYPE OF REPORTING PERSON* PN

__________________

(6) Comprised of 650,000 shares of Class A common stock held by Deerfield Partners, L.P., of which Deerfield Mgmt, L.P. is the general partner.

CUSIP No.	670703107	13G	Page 9 of 15

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 650,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 650,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.10%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No.	670703107	13G	Page 10 of 15

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James E. Flynn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,579,890 (7)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 25,579,890 (7)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,579,890 (7)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.99%
12.	TYPE OF REPORTING PERSON* IN

__________________

(7) Comprised of (i) an aggregate of 19,991,024 shares of Class A common stock held by Deerfield Partners, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P., (ii) an aggregate of 5,435,254 shares of Class A common stock issuable upon conversion of an equal number of shares of Class B common stock held by Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P. and (iii) an aggregate of 153,612 shares of Class A common stock issuable upon exercise of options held by Cam Wheeler and Joe Pearlberg, each of whom is an employee of Deerfield Management Company, L.P., for the benefit and at the direction of Deerfield Management Company, L.P., to the extent such options are currently exercisable or will become exercisable within sixty days. The terms of the Class B common stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A common stock issuable upon conversion of Class B common stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap. See Item 4 for beneficial ownership information as of December 31, 2023.

CUSIP No.	670703107	13G	Page 11 of 15

Item 1(a).	Name of Issuer:

Nuvalent, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

One Broadway, 14th Floor Cambridge, Massachusetts 02142

Item 2(a).	Name of Person Filing:

James E. Flynn, Deerfield Management Company, L.P., Deerfield Mgmt IV, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt HIF, L.P., Deerfield Healthcare Innovations Fund, L.P., Deerfield Mgmt, L.P. and Deerfield Partners, L.P.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

James E. Flynn, Deerfield Management Company, L.P., Deerfield Mgmt IV, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt HIF, L.P., Deerfield Healthcare Innovations Fund, L.P., Deerfield Mgmt, L.P. and Deerfield Partners, L.P. 345 Park Avenue South, 12th Floor, New York, NY 10010

Item 2(c).	Citizenship:

Deerfield Management Company, L.P., Deerfield Mgmt IV, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt HIF, L.P and Deerfield Healthcare Innovations Fund, L.P., Deerfield Mgmt, L.P. and Deerfield Partners, L.P. - Delaware limited partnerships;

James E. Flynn – United States citizen

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

670703107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No.	670703107	13G	Page 12 of 15

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned**:

Deerfield Management Company, L.P. - 25,579,890 shares

Deerfield Mgmt IV, L.P. – 12,388,139 shares

Deerfield Mgmt HIF, L.P. - 12,388,139 shares

Deerfield Mgmt, L.P. – 650,000 shares

Deerfield Healthcare Innovations Fund, L.P. - 12,388,139 shares

Deerfield Private Design Fund IV, L.P. - 12,388,139 shares

Deerfield Partners, L.P. – 650,000 shares

James E. Flynn – 25,579,890 shares

(b)	Percent of class**:

Deerfield Management Company, L.P. – 33.99%

Deerfield Mgmt IV, L.P. – 16.36%

Deerfield Mgmt HIF, L.P. – 16.36%

Deerfield Mgmt, L.P. – 1.10%

Deerfield Healthcare Innovations Fund, L.P. – 16.36%

Deerfield Private Design Fund IV, L.P. – 16.36%

Deerfield Partners, L.P. – 1.10%

James E. Flynn – 33.99%

(c)	Number of shares as to which such person has**:

	(i) Sole power to vote or to direct the vote:	All Reporting Persons - 0

(ii) Shared power to vote or to direct the vote:

Deerfield Management Company, L.P. - 25,579,890

Deerfield Mgmt IV, L.P. – 12,388,139

Deerfield Private Design Fund IV, L.P. - 12,388,139

Deerfield Mgmt HIF, L.P. - 12,388,139

Deerfield Healthcare Innovations Fund, L.P. - 12,388,139

Deerfield Mgmt, L.P. – 650,000 shares

Deerfield Partners, L.P. – 650,000 shares

James E. Flynn – 25,579,890

CUSIP No.	670703107	13G	Page 13 of 15

(iii)	Sole power to dispose or to direct the disposition of:	All Reporting Persons - 0

(iv)	Shared power to dispose or to direct the disposition of:

Deerfield Management Company, L.P. - 25,579,890

Deerfield Mgmt IV, L.P. – 12,388,139

Deerfield Private Design Fund IV, L.P. - 12,388,139

Deerfield Mgmt HIF, L.P. - 12,388,139

Deerfield Healthcare Innovations Fund, L.P. - 12,388,139

Deerfield Mgmt, L.P. – 650,000 shares

Deerfield Partners, L.P. – 650,000 shares

James E. Flynn – 25,579,890

**See footnotes on cover pages which are incorporated by reference herein.

As of December 31, 2023, each of Deerfield Management Company and James E. Flynn beneficially owned (and shared power to vote and to dispose of (or direct the disposition of)) an aggregate of 25,540,326 shares of Class A common stock. Such shares were comprised of (i) an aggregate of 19,991,024 shares of Class A common stock held by Deerfield Partners, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P., (ii) an aggregate of 5,435,254 shares of Class A common stock issuable upon conversion of an equal number of shares of Class B common stock held by Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P. and (iii) an aggregate of 114,048 shares of Class A common stock issuable upon exercise of options held by Cam Wheeler and Joe Pearlberg, each of whom is an employee of Deerfield Management Company, L.P., for the benefit and at the direction of Deerfield Management Company, L.P., to the extent such options were then exercisable or were scheduled to become exercisable within sixty days following December 31, 2023. Notwithstanding the number of shares reported, each such Reporting Person disclaims beneficial ownership of the shares of Class A common stock issuable upon conversion of Class B common stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap. The percentage of the outstanding shares of Class A common stock beneficially owned by each of Deerfield Management Company, L.P. and Mr. Flynn as of December 31, 2023 was 34.22%, based on 58,629,896 shares of Class A common stock outstanding as of such date (as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year then ended), after giving effect to the Ownership Cap.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

CUSIP No.	670703107	13G	Page 14 of 15

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

N/A

CUSIP No.	670703107	13G	Page 15 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD MGMT IV, L.P.

By: J.E. Flynn Capital IV, LLC, General Partner

By: /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.

By: Deerfield Mgmt IV, L.P., General Partner

By: J.E. Flynn Capital IV, LLC, General Partner

By: /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD MGMT HIF, L.P.

By: J.E. Flynn Capital HIF, LLC, General Partner

By: /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD HEALTHCARE INNOVATIONS FUND, L.P.

By: Deerfield Mgmt HIF, L.P., General Partner

By: J.E. Flynn Capital HIF, LLC, General Partner

By: /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

JAMES E. FLYNN

/s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

Date: May 15, 2024

Exhibit List

Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit C. Power of Attorney (1).

(1) Power of Attorney previously filed as Exhibit 24 to a Form 4 with regard to DA32 Life Science Tech Acquisition Corp. filed with the Securities and Exchange Commission on August 3, 2021 by Deerfield Partners, L.P., Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and James E. Flynn.

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Class A common stock, $0.0001 par value per share, of Nuvalent, Inc. shall be filed on behalf of the undersigned.

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD MGMT IV, L.P.

By: J.E. Flynn Capital IV, LLC, General Partner

By: /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.

By: Deerfield Mgmt IV, L.P., General Partner

By: J.E. Flynn Capital IV, LLC, General Partner

By: /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD MGMT HIF, L.P.

By: J.E. Flynn Capital HIF, LLC, General Partner

By: /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD HEALTHCARE INNOVATIONS FUND, L.P.

By: Deerfield Mgmt HIF, L.P., General Partner

By: J.E. Flynn Capital HIF, LLC, General Partner

By: /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

JAMES E. FLYNN

/s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.